UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greenwich LifeSciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

396879108

(CUSIP Number)

Snehal Patel

3992 Bluebonnet Dr., Building 14

Stafford, TX 77477

Telephone: (832) 819-3232

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 396879108

1.	Names of Reporting Persons.
Snehal Patel
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,184,839
	8.	Shared Voting Power 6,592,919 (1)
	9.	Sole Dispositive Power 1,184,839
	10.	Shared Dispositive Power 6,592,919 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,777,758 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 64.98%
14.	Type of Reporting Person IN

(1) Includes (i) 1,408,033 shares of common stock owned by Snehal Patel IRA, (ii) 129,400 shares of common stock owned by Kinnary Patel IRA, (iii) 2,405,670 shares of common stock owned by Patel Family Trust 1, (iv) 1,320,226 shares of common stock owned by Patel Family Trust 2 and (v) 1,329,590 shares of common stock owned by Patel Family Trust 3. Snehal Patel is the Trustee of the Snehal Patel IRA and in such capacity has the right to vote and dispose of the securities held by such trust. Kinnary Patel is the spouse of Snehal Patel and Trustee of the Kinnary Patel IRA. Snehal Patel and Kinnary Patel are the Co-Trustees of Patel Family Trust 1, Patel Family Trust 2 and Patel Family Trust 3 and in such capacities share the right to vote and dispose of the securities held by such trusts.

CUSIP No. 396879108

1.	Names of Reporting Persons.
Snehal Patel IRA
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,408,033 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,408,033 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,033 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.76%
14.	Type of Reporting Person OO

(1) Snehal Patel is the Trustee of the Snehal Patel IRA and in such capacity has the right to vote and dispose of the securities held by such trust.

CUSIP No. 396879108

1.	Names of Reporting Persons.
Kinnary Patel IRA
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,400 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,400 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.08%
14.	Type of Reporting Person OO

(1) Kinnary Patel is the spouse of Snehal Patel and Trustee of the Kinnary Patel IRA.

CUSIP No. 396879108

1.	Names of Reporting Persons.
Patel Family Trust 1
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,405,670 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,405,670 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,405,670 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 20.10%
14.	Type of Reporting Person OO

(1) Snehal Patel and Kinnary Patel are the Co-Trustees of Patel Family Trust 1 and in such capacities share the right to vote and dispose of the securities held by such trust.

CUSIP No. 396879108

1.	Names of Reporting Persons.
Patel Family Trust 2
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,320,226 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,320,226 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,226 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.03%
14.	Type of Reporting Person OO

(1) Snehal Patel and Kinnary Patel are the Co-Trustees of Patel Family Trust 2 and in such capacities share the right to vote and dispose of the securities held by such trust.

CUSIP No. 396879108

1.	Names of Reporting Persons.
Patel Family Trust 3
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,329,590 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,329,590 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,590 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.11%
14.	Type of Reporting Person OO

(1) Snehal Patel and Kinnary Patel are the Co-Trustees of Patel Family Trust 3 and in such capacities share the right to vote and dispose of the securities held by such trust.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Greenwich LifeSciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3992 Bluebonnet Dr., Building 14, Stafford, TX 77477.

Item 2. Identity and Background

(a) This statement is filed on behalf of Snehal Patel, Snehal Patel IRA, Kinnary Patel IRA, Patel Family Trust 1, Patel Family Trust 2 and Patel Family Trust 3 (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 3992 Bluebonnet Dr., Building 14, Stafford, TX 77477.

(c) The principal occupation of Snehal Patel is that of Chief Executive Officer, Chief Financial Officer and director of the Issuer.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Snehal is a citizen of the United States. Snehal Patel IRA was organized in the state of Utah. Kinnary Patel IRA was organized in the state of Utah. Patel Family Trust 1 was organized in the state of Texas. Patel Family Trust 2 was organized in the state of Texas. Patel Family Trust 3 was organized in the state of Texas.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds other funds. Specifically, the Reporting Persons acquired a portion of their shares in consideration for services rendered to the Issuer and a portion of their shares as a result of the exchange of related party payables and outstanding warrants for Issuer common stock.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so. Snehal Patel has, and by nature of his affiliation may be deemed to have, in the capacity of an officer and director of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer’s stock price or trading volume that could result in a corresponding decision by the Reporting Persons to exit, or materially increase or decrease, the Reporting Persons’ holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Persons to support a proposal submitted for stockholder approval, in particular, if the Reporting Persons have an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own 7,777,758 shares of the Issuer’s common stock, or an aggregate of 64.98% of the Issuer’s common stock.
(b)

The Reporting Persons may be deemed to hold sole voting and dispositive power over 1,184,839 shares of the Issuer’s common stock and share voting and dispositive power over 6,592,919 shares of the Issuer’s common stock.

(c)

On August 1, 2020 and September 1, 2020, Snehal Patel received an aggregate of 36,414 shares of the Issuer’s common stock as a result of the vesting of his restricted stock grant which was issued to him for services rendered.

On September 29, 2020, the Reporting Persons acquired an aggregate of 28,622 shares of the Issuer’s Series D Preferred Stock in connection with the Issuer’s initial public offering (“IPO”) as a result of the anti-dilution protection provisions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, as amended.

On September 29, 2020, (i) 1,320,977 shares of the Issuer’s Series A Preferred Stock, (ii) 93,513 shares of the Issuer’s Series B Preferred Stock, (iii) 44,102 shares of the Issuer’s Series C Preferred Stock and (iv) 206,532 shares of the Issuer’s Series D Preferred Stock owned by the Reporting Persons automatically converted into shares of the Issuer’s common stock on a 1-for-1 basis, or an aggregate of 1,665,124 shares of the Issuer’s common stock, in connection with the IPO.

On September 29, 2020, Snehal Patel purchased 114,347 shares of the Issuer’s common stock in the IPO at a purchase price of $5.75 per share.

On September 29, 2020, Snehal Patel purchased 16,667 shares of the Issuer’s common stock at a purchase price of $4.6025 per share.

(d)

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement among Snehal Patel, Snehal Patel IRA, Kinnary Patel IRA, Patel Family Trust 1, Patel Family Trust 2 and Patel Family Trust 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2020		/s/ Snehal Patel
Snehal Patel

Dated: October 9, 2020	SNEHAL PATEL IRA

	By:	/s/ Snehal Patel
Snehal Patel, Trustee

Dated: October 9, 2020	KINNARY PATEL IRA

	By:	/s/ Kinnary Patel
Kinnary Patel, Trustee

Dated: October 9, 2020	PATEL FAMILY TRUST 1

	By:	/s/ Snehal Patel
Snehal Patel, Co-Trustee

	By:	/s/ Kinnary Patel
Kinnary Patel, Co-Trustee

Dated: October 9, 2020	PATEL FAMILY TRUST 2

	By:	/s/ Snehal Patel
Snehal Patel, Co-Trustee

	By:	/s/ Kinnary Patel
Kinnary Patel, Co-Trustee

Dated: October 9, 2020	PATEL FAMILY TRUST 3

	By:	/s/ Snehal Patel
Snehal Patel, Co-Trustee

	By:	/s/ Kinnary Patel
Kinnary Patel, Co-Trustee